UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

DIGERATI TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

25375L206

(CUSIP Number)

 Sonfield & Sonfield

Attn: Robert L. Sonfield, Jr.

770 South Post Oak Lane

Houston, TX 77056

(713) 877-8333

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 26, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ ..

CUSIP No. 25375L206

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hurley Fairview, LLC
IRS IDENTIFICATION NUMBER HAS BEEN APPLIED FOR
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		4,000,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		None
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		4,000,000
	10.	SHARED DISPOSITIVE POWER

None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.67%
14.	TYPE OF REPORTING PERSON*

IV

CUSIP No. 25375L206

SCHEDULE 13D

Item 1. Security and Issuer

This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $.001 per share (the “Shares”), of Digerati Technologies, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 770 South Post Oak Lane Houston, Texas 77056.

Item 2. Identity and Background

(a) This Statement on Schedule 13D is filed by on behalf of Hurley Fairview, LLC (the “Reporting Person”).

(b) The address of the Reporting Person is 13352 Highway 200 Fairview, Montana 59221.

(c) The Reporting Person is Hurley Fairview, LLC, a Montana limited liability company (“HFLLC”). While HFLLC is not individually subject to the requirements to file this Schedule 13D, HFLLC is filing this Schedule 13D to reflect the aggregate number of shares held by HFLLC.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f). The entity is a Montana limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

On November 26, 2012, Hurley Fairview, LLC (“HFLLC”) consummated a transaction with Digerati Technologies, Inc., a Nevada corporation (“DTGI”), which is the Issuer, whereby HFLLC agreed to accept 4,000,000 shares of the Issuer’s Common Stock in exchange for 100% of the equity of Hurley Enterprises, Inc, a Montana corporation.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares in consideration for the exchange of the Reporting Person’s ownership of 100% of Hurley Enterprises, Inc. The Reporting Persons has no plans which would relate to or result in:

ñ	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
ñ	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
ñ	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
ñ	Any change in the present board of directors or management of the Issuer, including nay plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
ñ	Any material change in the present capitalization or dividend policy of the Issuer;
ñ	Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;
ñ	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
ñ	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;
ñ	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
ñ	Any other action similar to those enumerated above;

CUSIP No. 25375L206

Item 5. Interest in Securities of the Issuer.

(a) On November 26, 2012, Hurley Fairview, LLC (“HFLLC”) consummated a transaction with Digerati Technologies, Inc., a Nevada corporation (“the Issuer”), whereby HFLLC agreed to accept 4,000,000 shares of the Issuer’s Common Stock in exchange for 100% of the equity of Hurley Enterprises, Inc, a Montana corporation.

(b) The Reporting Person has the sole power to dispose of 4,000,000 shares, or 6.67%, of the common stock of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012

/s/ Vess Hurley
Vess Hurley, Managing member of Hurley Fairview, LLC